UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

BBX Capital Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05540P 100

(CUSIP Number)

BFC Financial Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

Attn: Jarett S. Levan, Acting Chairman of the Board, President and Chief Executive Officer

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05540P 100

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,321,399 (1)
	8.	Shared Voting Power 42
	9.	Sole Dispositive Power 13,321,399 (1)
	10.	Shared Dispositive Power 42
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,321,441(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.0%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock. Collectively, the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by BFC represent an approximately 81% equity interest and 90% voting interest in BBX Capital.

Amendment No. 17 to Schedule 13D

This Amendment No. 17 to Schedule 13D amends the Schedule 13D of BFC Financial Corporation (“BFC”) filed on August 28, 2008, as previously amended, relating to the Class A Common Stock, par value $0.01 per share, of BBX Capital Corporation, a Florida corporation (“BBX Capital”).

BBX Capital’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 4: Purpose of Transaction

On July 27, 2016, BFC and BBX Merger Subsidiary LLC, a newly formed wholly owned subsidiary of BFC (“Merger Sub”), entered into a definitive merger agreement (the “Merger Agreement”) with BBX Capital. The Merger Agreement provides for BBX Capital to merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company of the Merger and a wholly owned subsidiary of BFC. Under the terms of the Merger Agreement, which has been approved by a special committee comprised of BBX Capital’s independent directors as well as the full boards of directors of both BFC and BBX Capital, each share of BBX Capital’s Class A Common Stock outstanding immediately prior to the effective time of the Merger (other than shares of BBX Capital’s Class A Common Stock held by BFC and shares of BBX Capital’s Class A Common Stock as to which appraisal rights are exercised and perfected in accordance with Florida law) will be converted into the right to receive, at the election of the holder thereof, either (i) $20.00 in cash, without interest, or (ii) 5.4 shares of BFC’s Class A Common Stock. BBX Capital’s shareholders will have the right to specify different elections with respect to different shares of BBX Capital’s Class A Common Stock that they own. Accordingly, BBX Capital’s shareholders may receive all cash, all stock, or a combination of cash and stock in exchange for their shares. Each option to acquire shares of BBX Capital’s Class A Common Stock that is outstanding at the effective time of the Merger, whether or not then exercisable, will be converted into an option to acquire shares of BFC’s Class A Common Stock and be subject to the same terms and conditions as in effect at the effective time of the Merger, except that the number of shares which may be acquired upon exercise of the option will be multiplied by the exchange ratio of 5.4 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock subject to the option and the exercise price of the option will be divided by 5.4. In addition, each share of BBX Capital’s Class A Common Stock subject to a restricted stock award outstanding at the effective time of the Merger will be converted into a restricted share of BFC’s Class A Common Stock and be subject to the same terms and conditions as in effect at the effective time of the Merger, except that the number of shares subject to the award will be multiplied by the exchange ratio of 5.4 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock subject to the award. BFC currently owns shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing, in the aggregate, approximately 81% of the total outstanding equity of BBX Capital and 90% of the total voting power of BBX Capital. The shares of BBX Capital’s Class A Common Stock and Class B Common Stock held by BFC will be canceled upon consummation of the Merger.

The Merger Agreement includes representations, warranties and covenants of the companies believed to be customary for transactions such as the Merger. In addition, BFC has agreed in the Merger Agreement to offer to the directors of BBX Capital who are not also directors of BFC the opportunity to be appointed to BFC’s board of directors at the effective time of the Merger. In accordance with the terms of the Merger Agreement, the Boards of Directors of BFC and BBX Capital each took steps to exempt the Merger and other transactions contemplated by the Merger Agreement from the operation of each company’s respective shareholder rights plan.

Consummation of the Merger is subject to certain closing conditions, including, without limitation, the representations and warranties of each of BFC and BBX Capital contained in the merger agreement being true and correct, subject to certain materiality qualifications, and the approval of the Merger Agreement by both (i) holders of shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast on the Merger Agreement, and (ii) holders of a majority of the shares of BBX Capital’s Class A Common Stock voted on the Merger Agreement other than shares held by BFC and its affiliates. Pursuant to the Merger Agreement, BFC has agreed to vote all of the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by it in favor of the Merger Agreement. Accordingly, assuming BFC votes its shares as agreed, approval of the Merger Agreement with respect to the combined vote of the holders of BBX Capital’s Class A Common Stock and Class B Common Stock described under clause (i) above is assured. The Merger is also conditioned on holders of not more than 150,000 shares of BBX Capital’s Class A Common Stock exercising appraisal rights and the absence of any “Material Adverse Effect” (as defined in the Merger Agreement) with respect to either BFC or BBX Capital. The Merger is not subject to a financing condition. The companies currently expect to consummate the Merger promptly after all conditions to closing are satisfied.

The Merger Agreement may be terminated at any time prior to the effective time of the Merger by the mutual written consent of BFC and BBX Capital. In addition, the Merger Agreement may be terminated by either BFC or BBX Capital under certain circumstances, including, without limitation, if the Merger has not been consummated by June 30, 2017; provided, however, that this deadline will automatically be extended to December 31, 2017 if the companies are proceeding in good faith to satisfy the conditions to consummating the Merger.

The foregoing description of the Merger Agreement is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference, to the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information included under Item 3 above is incorporated by reference into this Item 6.

Item 7: Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of July 27, 2016, by and among BFC Financial Corporation, BBX Merger Subsidiary LLC and BBX Capital Corporation (incorporated by reference to Exhibit 2.1 to BBX Capital Corporation’s Current Report on Form 8-K, filed with the SEC on July 28, 2016)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2016

Date

BFC Financial Corporation

/s/ Raymond S. Lopez Signature

Raymond S. Lopez/Executive Vice President, Chief Financial Officer and Chief Accounting Officer

Name/Title